UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 8, 2014	By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, President and Chief Executive Officer

Intertape Polymer Group Inc.

Interim Condensed Consolidated Financial Statements

March 31, 2014

Unaudited Interim Condensed Consolidated Financial Statements

Consolidated Earnings (Loss)	2

Consolidated Comprehensive Income (Loss)	3

Consolidated Changes in Shareholders’ Equity	4 to 5

Consolidated Cash Flows	6

Consolidated Balance Sheets	7

Notes to Interim Condensed Consolidated Financial Statements	8 to 15

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Periods ended March 31,

(In thousands of US dollars, except per share amounts)

(Unaudited)

	Three months ended
	March 31,
	2014	2013
	$	$
Revenue	199,948	196,695
Cost of sales	157,250	158,389

Gross profit	42,698	38,306

Selling, general and administrative expenses	18,980	22,959
Research expenses	2,074	1,602

	21,054	24,561

Operating profit before manufacturing facility closures, restructuring and other related charges	21,644	13,745
Manufacturing facility closures, restructuring and other related charges (Note 4)	1,384	27,201

Operating profit (loss)	20,260	(13,456)
Finance costs (Note 3)
Interest	831	1,753
Other expense	352	160

	1,183	1,913
Earnings (loss) before income tax expense (benefit)	19,077	(15,369)
Income tax expense (benefit) (Note 7)
Current	457	751
Deferred	6,986	(312)

	7,443	439

Net earnings (loss)	11,634	(15,808)

Earnings (loss) per share (Note 10)
Basic	0.19	(0.26)
Diluted	0.19	(0.26)

The accompanying notes are an integral part of the interim condensed consolidated financial statements. Note 3 presents additional information on consolidated earnings (loss).

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended
	March 31,
	2014	2013
	$	$
Net earnings (loss)	11,634	(15,808)

Other comprehensive loss
Change in cumulative translation adjustments	(2,666)	(1,994)

Items that will be reclassified subsequently to net earnings (loss)	(2,666)	(1,994)

Other comprehensive loss	(2,666)	(1,994)

Comprehensive income (loss) for the period	8,968	(17,802)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2013

(In thousands of US dollars, except for number of common shares)

(Unaudited)

				Accumulated
				other
				comprehensive
	Capital stock			income
				Cumulative
				translation		Total
			Contributed	adjustment		shareholders’
	Number	Amount	surplus	account	Deficit	equity
		$	$	$	$	$
Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options (Note 10)	358,145	1,325				1,325
Excess tax benefit on exercised stock options		551				551
Stock-based compensation expense (Note 10)			65			65
Stock-based compensation expense credited to capital on options exercised (Note 10)		796	(796)			—
Dividends on common stock (Note 10)					(4,799)	(4,799)

	358,145	2,672	(731)		(4,799)	(2,858)

Net loss					(15,808)	(15,808)
Other comprehensive loss
Changes to cumulative translation adjustments				(1,994)		(1,994)

Comprehensive loss for the period				(1,994)	(15,808)	(17,802)

Balance as of March 31, 2013	59,983,184	354,374	15,655	1,214	(238,069)	133,174

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Three months ended March 31, 2014

(In thousands of US dollars, except for number of common shares)

(Unaudited)

				Accumulated
				other
				comprehensive
	Capital stock			loss
				Cumulative
				translation		Total
			Contributed	adjustment		shareholders’
	Number	Amount	surplus	account	Deficit	equity
		$	$	$	$	$
Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Excess tax benefit on outstanding stock options			(805)			(805)
Stock-based compensation expense (Note 10)			272			272
Dividends on common stock (Note 10)					(4,844)	(4,844)

			(533)		(4,844)	(5,377)

Net earnings					11,634	11,634
Other comprehensive loss
Changes to cumulative translation adjustments				(2,666)		(2,666)

Comprehensive income for the period				(2,666)	11,634	8,968

Balance as of March 31, 2014	60,776,649	359,201	19,964	(3,436)	(141,710)	234,019

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended
	March 31,
	2014	2013
	$	$
OPERATING ACTIVITIES
Net earnings (loss)	11,634	(15,808)
Adjustments to net earnings (loss)
Depreciation and amortization	6,019	7,093
Income tax expense	7,443	439
Interest expense	831	1,753
Charges in connection with manufacturing facility closures, restructuring and other related charges	263	23,295
Stock-based compensation expense (benefit)	(1,013)	1,840
Pension and other post-retirement benefits expense	720	761
(Gain) loss on foreign exchange	46	(100)
Other adjustments for non cash items	149	(114)
Income taxes (paid) refunded, net	(62)	474
Contributions to defined benefit plans	(479)	(574)

Cash flows from operating activities before changes in working capital items	25,551	19,059

Changes in working capital items
Trade receivables	(14,115)	(11,986)
Inventories	(10,720)	(2,703)
Parts and supplies	(72)	(149)
Other current assets	(780)	3,068
Accounts payable and accrued liabilities	4,593	(3,791)
Provisions	410	3,626

	(20,684)	(11,935)

Cash flows from operating activities	4,867	7,124

INVESTING ACTIVITIES
Purchases of property, plant and equipment	(14,368)	(5,825)
Proceeds from disposals of property, plant and equipment	54	1,645
Other assets	1	64
Purchases of intangible assets	(150)	—

Cash flows from investing activities	(14,463)	(4,116)

FINANCING ACTIVITIES
Proceeds from long-term debt	39,433	11,087
Repayment of long-term debt	(20,711)	(12,831)
Payments of debt issue costs	—	(14)
Interest paid	(956)	(2,533)
Proceeds from exercise of stock options	—	1,285
Dividends paid	(4,875)	—

Cash flows from financing activities	12,891	(3,006)

Net increase in cash	3,295	2
Effect of foreign exchange differences on cash	(28)	(97)
Cash, beginning of period	2,500	5,891

Cash, end of period	5,767	5,796

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	March 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)
	$	$
ASSETS
Current assets
Cash	5,767	2,500
Trade receivables	92,261	78,543
Inventories (Note 5)	104,242	94,319
Parts and supplies	13,494	13,574
Other current assets	13,722	13,085

	229,486	202,021
Property, plant and equipment (Note 6)	187,837	181,612
Intangible assets	1,554	1,597
Deferred tax assets	67,440	76,319
Other assets	3,561	3,650

Total assets	489,878	465,199

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	77,960	76,417
Provisions (Note 9)	1,224	1,865
Installments on long-term debt (Note 8)	8,156	8,703

	87,340	86,985
Long-term debt (Note 8)	140,963	121,111
Pension and other post-retirement benefits	21,663	21,545
Other liabilities	1,237	1,250
Provisions (Note 9)	4,656	3,880

	255,859	234,771

SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	359,201	359,201
Contributed surplus (Note 10)	19,964	20,497
Deficit	(141,710)	(148,500)
Accumulated other comprehensive loss	(3,436)	(770)

	234,019	230,428

Total liabilities and shareholders’ equity	489,878	465,199

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Interim Condensed Consolidated Financial Statements

March 31, 2014

(In US dollars, tabular amounts in thousands, except as otherwise noted)

(Unaudited)

1 - GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The unaudited interim condensed consolidated financial statements (“financial statements”) present the Company’s consolidated balance sheets as of March 31, 2014 and December 31, 2013, as well as its consolidated earnings (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for the three months ended March 31, 2014 and 2013. These financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and are expressed in United States (“US”) dollars. Accordingly, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed.

These financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. These adjustments are of a normal recurring nature.

These financial statements were authorized for issuance by the Company’s Board of Directors on May 7, 2014.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The judgments, estimates and assumptions applied in the financial statements, were the same as those applied in the Company’s most recent annual audited consolidated financial statements. The only exceptions are the estimate of the provision for income taxes which is determined in the financial statements using the estimated weighted average annual effective income tax rate applied to the pre-tax income of the interim period and the remeasurement of the defined benefit liability which is required at year-end. These financial statements and notes should be read in conjunction with the Company’s most recent annual audited consolidated financial statements.

Change in Disclosure Requirement

Effective January 1, 2014, IAS 36 – Impairment of Assets: Requires disclosure of the recoverable amount of an asset (including goodwill) or a cash generating unit (“CGU”) when an impairment loss has been recognized or reversed in the period. When the recoverable amount is based on fair value less costs to sell, the valuation techniques and key assumptions must also be disclosed. The new requirements apply prospectively. The application of this new disclosure does not have a significant impact on the financial statements of the Company.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 9 – Financial Instruments: The IASB aims to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, the replacement standard. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and financial liabilities as well as the chapter dealing with hedge accounting have been published. The chapter dealing with impairment methodology is still being developed. In November 2011, the IASB decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. In addition, in November 2013, the IASB decided to defer the implementation of IFRS 9 to a date to be announced. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements and does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (LOSS)

	Three months ended
	March 31,
	2014	2013
	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	35,438	35,571
Stock-based compensation expense (benefit)	(1,013)	1,840
Pensions and other post-retirement benefits – defined benefit plans	746	789
Pensions and other post-retirement benefits – defined contribution plans	948	927

	36,119	39,127

	Three months ended
	March 31,
	2014	2013
	$	$
Finance costs - Interest
Interest on long-term debt	979	1,622
Amortization of debt issue costs on long-term debt	153	237
Interest capitalized to property, plant and equipment	(301)	(106)

	831	1,753

Finance costs - Other expense
Foreign exchange (gain) loss	48	(99)
Other finance costs, net	304	259

	352	160

Additional information
Depreciation of property, plant and equipment	5,841	6,918
Amortization of intangible assets	178	175
Amortization of other charges	—	5
Impairment of long-term assets	99	21,924
Loss on disposal of property, plant and equipment	9	30

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, which are included in the Company’s consolidated earnings (loss) for the three months ended March 31, 2014 and 2013 under the caption manufacturing facility closures, restructuring and other related charges:

	Three months ended
	March 31, 2014
	South Carolina project	Other projects	Total
	$	$	$
Impairment of property, plant and equipment	3	96	99
Impairment of parts and supplies	—	77	77
Equipment relocation	57	316	373
Write-down of inventories to net realizable value	5	23	28
Severance and other labor related costs	440	150	590
Idle facility costs	—	172	172
Other costs	41	4	45

	546	838	1,384

	Three months ended
	March 31, 2013
	South Carolina project	Other projects	Total
	$	$	$
Impairment (reversal) of property, plant and equipment	22,189	(265)	21,924
Impairment of parts and supplies	1,312	—	1,312
Equipment relocation	—	1,074	1,074
Reversal of write-down of inventories to net realizable value	—	(30)	(30)
Severance and other labor related costs	—	41	41
Environmental costs	2,522	—	2,522
Idle facility costs	—	333	333
Other costs	4	21	25

	26,027	1,174	27,201

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment. The charges incurred are included in the tables above under South Carolina project.

In 2014 and 2013, the other charges incurred in the table above are the incremental costs of the ongoing Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah, other small restructuring initiatives and the Brantford, Ontario facility closure and are included in the tables above under other projects.

5 - INVENTORIES

	March 31,	December 31,
	2014	2013
	$	$
Raw materials	29,257	29,389
Work in process	22,063	18,206
Finished goods	52,922	46,724

	104,242	94,319

The amount of inventories recognized as an expense during the period is included in the statement of consolidated earnings (loss) under the caption cost of sales.

6 - PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2014 and 2013, acquisitions of property, plant and equipment amounted to $14.4 million and $5.8 million, respectively. During the three months ended March 31, 2014 and 2013, the net book value of property, plant and equipment disposals amounted to less than $0.1 million for both periods, and the loss on those disposals amounted to less than $0.1 million for both periods.

As of March 31, 2014 and December 31, 2013, the Company had commitments to purchase machines and equipment totalling $12.5 million and $12.9 million, respectively.

There were no impairment losses or reversals of impairment losses during the current and comparative reporting periods, other than those discussed in Note 4 and included in the statement of consolidated earnings (loss) under the caption manufacturing facility closures, restructuring and other related charges.

7 - INCOME TAXES

Income tax expense (benefit) is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year. Amounts accrued for income tax expense (benefit) in one interim period may have to be adjusted in a subsequent interim period of the financial year if the estimate of the annual income tax rate changes. The effective tax rate for the three months ended March 31, 2014 and 2013 was 39.0% and negative 2.9%, respectively. The increase in the effective tax rate is primarily due to (i) the fact that the US deferred tax assets were previously derecognized until the fourth quarter of 2013 and (ii) the impact of tax expense recorded in the first quarter of 2013 on losses before income taxes for stock options exercised and state income taxes.

8 - LONG-TERM DEBT

	March 31,	December 31,
	2014	2013
	$	$
Asset-based loan facility (“ABL facility”) (1)	96,456	78,159
Real estate secured term loan (“Real Estate Loan”) (1)	13,905	14,278
Finance lease liabilities	29,378	26,468
Mortgage and other loans (1)	9,380	9,602
Equipment finance agreement advance fundings	—	1,307

	149,119	129,814
Less: Installments on long-term debt	8,156	8,703

	140,963	121,111

(1)	The ABL facility, Real Estate Loan and mortgage and other loans are presented net of unamortized related debt issue costs totalling $1.8 million ($1.9 million as of December 31, 2013).

As of March 31, 2014 and December 31, 2013, the effective interest rate on borrowings under the ABL facility was 3.10% and 2.89%, respectively.

The Company’s unused availability under the ABL facility as of March 31, 2014 and December 31, 2013 was $51.1 million and $47.8 million, respectively.

The ABL facility has one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. A default under the ABL facility would be deemed a default under the Real Estate Loan, Equipment Financing Agreement and the mortgage loan entered into in connection with the Company’s real estate purchase in Blythewood, South Carolina.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which have a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95%, respectively, for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company entered into the final schedule on March 26, 2014 for $3.5 million, with an annualized payment of $0.7 million.

As of March 31, 2014 and December 31, 2013, advance fundings under the Equipment Finance Agreement, which are amounts funded and borrowed but not yet scheduled, were nil and $1.3 million, respectively. Advance fundings accrued interest at the 30-day LIBOR rate plus 200 basis points.

The Real Estate Loan contains two financial covenants, both of which are determined at the end of each fiscal month. The Company has been in compliance with these covenants since entering into the Real Estate Loan.

9 - PROVISIONS AND CONTINGENT LIABILITIES

	Environmental	Restoration	Severance and other provisions	Total
	$	$	$	$
Balance, December 31, 2013	2,518	1,674	1,553	5,745
Additional provisions	—	292	1,042	1,334
Amounts used	—	(303)	(329)	(632)
Amounts reversed	—	(507)	—	(507)
Net foreign exchange differences	—	(42)	(18)	(60)

Balance, March 31, 2014	2,518	1,114	2,248	5,880

Amount presented as current	—	339	885	1,224
Amount presented as non-current	2,518	775	1,363	4,656

Balance, March 31, 2014	2,518	1,114	2,248	5,880

In 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of the non-renewable lease in April 2014. As a result, in 2014, the Company recorded an additional restoration provision for the new location where the Company is obligated to restore the leased property to the same condition that existed at the time of the lease commencement date. In addition, the Company reversed a portion of the outstanding restoration provision of the existing facility based on actual costs as of March 31, 2014 and remaining costs expected to be incurred. The reversal is included in the statement of consolidated earnings (loss) under the caption cost of sales and reduced depreciation and amortization. The carrying amount of these obligations are based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.

Approximately $0.4 million of the additional provision recorded in severance and other provisions is for an estimated amount relating to the prior Chief Financial Officer based on the employment letter agreements entered into on October 30, 2009 and November 17, 2009. The remainder of the additional provision recorded in severance and other provisions primarily relates to the Columbia, South Carolina manufacturing facility closure. Refer to Note 4 for more information.

The Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of March 31, 2014.

10 - CAPITAL STOCK AND EARNINGS PER SHARE

Common Shares

The Company’s common shares outstanding as of March 31, 2014 and December 31, 2013 were 60,776,649.

The weighted average number of common shares outstanding for the three months ended March 31, 2014 and 2013, are as follows:

	Three months ended
	March 31,
	2014	2013
Basic	60,776,649	59,692,751
Effect of stock options	1,243,195	—

Diluted	62,019,844	59,692,751

For the three months ended March 31, 2014 and 2013, the number of stock options that were anti-dilutive and not included in diluted earnings per share calculations were 32,500 and 2,298,892, respectively.

In accordance with its quarterly dividend policy, on February 6, 2014, the Company declared a cash dividend of $0.08 per common share paid on March 31, 2014 to shareholders of record at the close of business on March 19, 2014. The aggregate amount of this dividend payment was $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of March 19, 2014.

Stock Appreciation Rights

As of March 31, 2014, 1,045,905 Stock Appreciation Rights (“SARs”) were outstanding. The fair value per SAR outstanding was estimated as $4.55 using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	4.2 years
Expected volatility	37%
Risk-free interest rate	1.47%
Expected dividends	2.85%
Stock price at grant date	CDN$7.56
Exercise price of awards	CDN$7.56
Stock price	CDN$12.44
Foreign exchange rate US to CDN	1.1064

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the three months ended March 31, 2014 and 2013, $1.3 million of income and $1.8 million of expense is included under the caption selling, general and administrative expenses, respectively. The corresponding liability is recorded on the Company’s consolidated balance sheets respectively under the caption accounts payable and accrued liabilities for amounts vested and expected to vest in the next 12 months, and other liabilities for amounts expected to vest in greater than 12 months.

During the three months ended March 31, 2014 and 2013, there were no SARs exercised.

During the three months ended March 31, 2014 and 2013, 123,750 and nil SARs were forfeited, respectively.

Stock Options

During the three months ended March 31, 2014, 450,000 stock options were granted at an exercise price of CDN$12.55 and a weighted average fair value of $3.14.

During the three months ended March 31, 2014, the fair value of stock options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	5.7 years
Expected volatility	38%
Risk-free interest rate	1.76%
Expected dividends	2.83%
Stock price at grant date	CDN$12.55
Exercise price of awards	CDN$12.55
Foreign exchange rate US to CDN	1.1087

During the three months ended March 31, 2013, there were no stock options granted.

During the three months ended March 31, 2014, there were no stock options exercised.

During the three months ended March 31, 2013, 358,145 stock options were exercised at a weighted average exercise price of CDN$3.61, resulting in cash proceeds to the Company of $1.3 million.

During the three months ended March 31, 2014 and 2013, 140,000 and nil stock options expired or were forfeited, respectively.

As of March 31, 2014, 2,574,177 stock options were outstanding. The weighted average exercise price and fair value at grant date per stock option outstanding as of March 31, 2014 was CDN$6.59 and $2.11, respectively.

Contributed Surplus

During the three months ended March 31, 2014 and 2013, the contributed surplus account increased $0.3 million and $0.1 million, respectively, representing the stock-based compensation expense recorded for the period associated with stock options. During the three months ended March 31, 2014 and 2013, the contributed surplus account decreased nil and $0.8 million, respectively, representing the stock-based compensation expense credited to capital on stock options exercised.

11 - POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these financial statements and the date of authorization.

Non-Adjusting Events

On May 7, 2014, the Company declared a cash dividend of $0.08 per common share payable June 30, 2014 to shareholders of record at the close of business on June 17, 2014. The estimated amount of this dividend payment is $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of May 7, 2014.

No other significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.